TELA Bio, Inc.
1 Great Valley Parkway, Suite 24
Malvern, Pennsylvania 19355

November 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	TELA Bio, Inc. Registration Statement on Form S-3 SEC File No. 333-275511 Filed November 13, 2023

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TELA Bio, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-275511) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:05 PM, eastern time, on November 20, 2023, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to Justin S. Platt, Esq. of Goodwin Procter LLP at (212) 459-7340.

Sincerely,

TELA BIO, Inc.

By:	/s/ Antony Koblish
Name: Antony Koblish
Title: President and Chief Executive Officer

Cc: Justin S. Platt, Goodwin Procter LLP